UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

-----------------------------------------------

(Name of Issuer)

Common Stock, $0.001 par value

-------------------------------------------------

(Title of Class of Securities)

579793100

-------------------------------------------------

(CUSIP Number)

December 31, 2006

---------------------------------------

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 579793100

1.

NAME OF REPORTING PERSON

Arbor Capital Management, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON

41-1861772

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

794,200

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

794,200

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

794,200

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.

TYPE OF REPORTING PERSON

IA

Schedule 13G

CUSIP No. 579793100

1.

NAME OF REPORTING PERSON

Rick D. Leggott

IRS IDENTIFICATION NO. OF ABOVE PERSON

N/A

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

794,200

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

794,200

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

794,200

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.

TYPE OF REPORTING PERSON

IN

Schedule 13G

CUSIP No. 579793100

ITEM 1(a).

NAME OF ISSUER

McCormick & Schmick’s Seafood Restaurants, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

720 SW Washington Street, Suite 550

Portland, Oregon 97205

ITEM 2(a).

NAME OF PERSON FILING

1)  Arbor Capital Management, LLC

2)  Rick D. Leggott

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:

One Financial Plaza

120 South Sixth Street

Suite 1000

Minneapolis, Minnesota 55402

ITEM 2(c).

CITIZENSHIP

Arbor Capital Management, LLC--Minnesota Limited Liability Company

Rick D. Leggott--U.S.A.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(e).

CUSIP NUMBER

579793100

ITEM 3.

If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]*	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);
(g)	[X]*	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).
*

Arbor Capital Management, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Rick D. Leggott is the CEO and majority shareholder of Arbor Capital Management, LLC.  (Mr. Leggott is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1).)

ITEM 4.

OWNERSHIP

Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Arbor Capital Management, LLC has been granted discretionary dispositive power over its clients’ securities and in some instances has voting power over such securities.  Any and all discretionary authority which has been delegated to Arbor Capital Management, LLC may be revoked in whole or in part at any time.

Mr. Leggott is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Arbor Capital Management, LLC, as a result of his position with and stock ownership in Arbor Capital Management, LLC.  See Item 8.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Neither Arbor Capital Management, LLC nor Mr. Leggott serves as custodian of the assets of any of Arbor Capital Management’s clients; accordingly, in each instance, only the client or client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Arbor Capital Management, LLC serves as investment adviser.  Any and all discretionary authority which has been delegated to Arbor Capital Management, LLC may be revoked in whole or in part at any time.

Not more than 5% of the class of such securities is owned by any one of such clients subject to the investment advice of Arbor Capital Management, LLC or its affiliates.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Arbor Capital Management, LLC, a Minnesota limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Mr. Leggott is CEO of Arbor Capital Management, LLC and beneficially owns a controlling percentage of its outstanding voting securities.  Mr. Leggott is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Arbor Capital Management, LLC, Mr. Leggott could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Arbor Capital Management, LLC.  Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Leggott of his control or power to influence the control of Arbor Capital Management, LLC.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.

CERTIFICATION

By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Arbor Capital Management, LLC, for its own account or by Mr. Leggott for his individual account and not as a result of his position with and ownership of securities of Arbor Capital Management, LLC).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 31st day of January, 2007.

 /s/ Rick D. Leggott

Rick D. Leggott

Chief Executive Officer

 /s/ David D. Deming

David D. Deming

Chief Operations Officer

Exhibit 1

  Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of McCormick & Schmick’s Seafood Restaurants, Inc. and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of January, 2007.

 /s/ Rick D. Leggott

Rick D. Leggott

Chief Executive Officer

 /s/ David D. Deming

David D. Deming

Chief Operations Officer